SEC FILE NUMBER
001-42428
CUSIP NUMBER
87874R308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TechTarget, Inc.

Full Name of Registrant

Former Name if Applicable

275 Grove Street

Address of Principal Executive Office (Street and Number)

Newton, Massachusetts 02466

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechTarget, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (“Form 10-Q”) within the prescribed time period without unreasonable effort or expense as a result of the delay in the completion of its audited financial statements for the fiscal year ended December 31, 2024 and related previously disclosed restatements of the Affected Financial Statements (as defined in the Current Report on Form 8-K filed on April 18, 2025) and the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (“Form 10-K”).

As previously disclosed, the Company has been unable to file its Form 10-K within the prescribed time period because the Company required additional time to evaluate certain internal control deficiencies, fully align US GAAP and UK IFRS accounting, and complete the remaining technical accounting issues relating to non-cash items (including goodwill impairment, changes in contingent consideration, and amortization of intangibles, including related tax impacts). These technical accounting issues reflect certain material errors identified in the Affected Financial Statements, which the Company is working to correct in the restatements of the Affected Financial

Statements. As previously disclosed, the Company has also identified, and will correct in the restatements, other out-of-period and uncorrected misstatements.

The Company is continuing to work diligently on the Form 10-K, the restatements of the Affected Financial Statements, and the plans to remediate material weaknesses identified by the Company’s management in the Company’s internal control over financial reporting.

Due to the delay in the filing of the Form 10-K and the completion of the restatement process, the Company is unable to prepare, review and complete the financial statements for the Form 10-Q. The Company expects to file the Form 10-Q as soon as practicable after the filing of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel T. Noreck	617	431-9449
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

	Form 10-K as of and for the year ended December 31, 2024

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, there will be restatements to prior periods, which includes the quarter ended March 31, 2024 as referenced in Part III above, which we are continuing to work on in connection with the Form 10-K. Based on the work performed in connection with the Form 10-Q to date, we anticipate a non-cash impairment of goodwill, in the first quarter of 2025, as a result of the decline in the Company’s stock price and the reduction in its market capitalization relative to current book values.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding the timing of filing the Form 10-Q and the Company’s ongoing review of its financial statements. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Factors that could cause actual events to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of completing the review or audit of any revised financial statements that would require the Company to make additional or different adjustments; the time, effort and expense required to complete any corrections in the Company’s financial statements; and the other risks described more fully in Exhibit 99.2 to the Company’s Form 8-K/A filed with the Commission on December 9, 2024 and the Company’s other filings from time to time with the Commission. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable securities law.

TechTarget, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Daniel T. Noreck
	Name: Title:	Daniel T. Noreck Chief Financial Officer and Treasurer